

May 7, 2007

<u>By facsimile to (650) 838-4350 and U.S. Mail</u>

Mr. Masaaki (John) Nishibori
President and Chief Executive Officer
CAI International, Inc.
1 Embarcadero Center
San Francisco, CA 94111

Re: CAI International, Inc.
       Pre-effective Amendment 3 to Registration Statement on Form S-1
       Filed April 24, 2007
       File No. 333-140496

Dear Mr. Nishibori:

We reviewed the filing and have the comments below.

<u>Dilution, page 34</u>

1.   We note that the second table excludes 36,876 shares of restricted stock and 546,120
      shares of common stock issuable upon the exercise of warrants that CAI intends to grant
      under its 2007 equity incentive plan upon this offering's pricing. If directors, officers,
      promoters, and affiliated persons "have the right to acquire" the securities, CAI is
      required to include them in the comparative table. <u>See</u> Item 506 of Regulation S-K. We
      note that the securities are included in the table on page 104. Please revise or advise.

<u>Unaudited Pro Forma Financial Information, page 40</u>

2.   We do not see where you have provided an adjustment to give effect to the compensation
      expense that will be associated with stock options and stock grants that CAI intends to
      make in connection with the offering. We refer you to your response to comment 9 in
      your letter dated March 21, 2007. Please revise your pro formas. Also address the need

to revise footnote 7 to your pro forma statement of operations as it relates to diluted earnings per share.

Business, page 79

3.   Please revise to disclose your relationship with P&R Equipment & Finance Corp. We note disclosures about your management agreements and the revenues that you receive from P&R Equipment & Finance Corp., but we do not see where you describe in detail your relationship with P&R Equipment & Finance Corp. It appears that this relationship is material to your business. For guidance, please consider Item 101(c)(1)(vii) of Regulation S-K.

Board of Directors, page 90

4.   List the ages of all persons nominated or chosen to become directors. See Item 401(a) of Regulation S-K.

Exhibit Index

5.   Revise the description of exhibit 5.1 to indicate that CAI has filed an executed opinion.

6.   For an exhibit such as exhibits 10.11 and 10.12 subject to a confidential treatment application, indicate by footnote or otherwise that the confidential material has been omitted and filed separately with the Commission. See Rule 406(b) of Regulation C under the Securities Act and section II.D.5 of our staff legal bulletin 1 that is available on the Commission's website at http://www.sec.gov.

Exhibit 10.13

7.   As noted previously, absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. We note that CAI did not file exhibits C and D to exhibit 10.13, exhibits A, B, and C to exhibit A of exhibit E to exhibit 10.13, or exhibit B of exhibit E to exhibit 10.13. If any exhibit is the same document as another exhibit filed with the registration statement, so indicate by providing a cross reference to the other exhibit. For example, it appears that exhibit D to exhibit 10.13 and exhibit C to exhibit A of exhibit E to exhibit 10.13 may be the same document filed as exhibit 10.14 to the registration statement. Alternatively, file the omitted exhibits as exhibits to exhibit 10.13.

Closing

   File an amendment to the S-1 in response to the comments. To expedite our review, CAI may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If CAI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

   We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since CAI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

   If CAI requests acceleration of the registration statement's effectiveness, CAI should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve CAI from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- CAI may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

   The Commission's Division of Enforcement has access to all information that CAI provides us in our review of the registration statement or in response to our comments on the registration statement.

   We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Lesli L. Sheppard, Staff Attorney, at (202) 551-3708.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Edward J. Wes, Jr., Esq.
        Bruce M. McNamara, Esq.
        Sonny Allison, Esq.
        Perkins Coie LLP
        101 Jefferson Drive
        Menlo Park, CA 94025

        Daniel G. Kelly, Jr., Esq.
        Davis Polk & Wardwell
        1600 El Camino Real
        Menlo Park, CA 94025